BB

SECURITIES AND EXCHANGE COMMISSION

04004151

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 28009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Royal Securities Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4095 Chicago Drive, SW
(No. and Street)

Grandville (City) MI (State) 49418 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mrs. Ruth Newenhouse (616) 538-2550
Chief Financial Officer (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kiekover, Scholma & Shumaker, PC
(Name – *if individual, state last, first, middle name*)

205 E. Main Street (Address) Zeeland (City) MI (State) 49464 (Zip Code)

MAR 0 1 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/29

OATH OR AFFIRMATION

I, Ruth Newenhouse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Royal Securities Company, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ruth Newenhouse
Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROYAL SECURITIES COMPANY

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

KIEKOVER, SCHOLMA & SHUMAKER, PC
Certified Public Accountants
Zeeland, Michigan

ROYAL SECURITIES COMPANY

TABLE OF CONTENTS

	PAGE
Independent Auditors' Report	1
Financial Statements for the Year Ended December 31, 2003	
Statement of Financial Condition	2
Statement of Income	3
Statement of Stockholders' Equity	4
Statement of Changes in Subordinated Borrowings	5
Statement of Cash Flows	6
Notes to Financial Statements	7-11
Supplementary Schedule	
Computation fo Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission	12-13
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	14-15

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants and Consultants

Calvin Scholma
Richard Shumaker
Kenneth Scholma
Michael Brandsen
Emil Sabolish, Jr.
David Nienhuis
Harris Kiekover

INDEPENDENT AUDITOR'S REPORT

January 30, 2004

Stockholders and Board of Directors
Royal Securities Company
Grandville, Michigan

We have audited the accompanying statement of financial condition of Royal Securities Company as of December 31, 2003, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Royal Securities Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kiekover, Scholma & Shumaker, PC
Kiekover, Scholma & Shumaker, PC
Certified Public Accountants

... Zeeland, Michigan 49464-0280 • Phone 616-772-4615 • Fax 616-772-9288 • E-mail cpa@ksscpa.com

ROYAL SECURITIES COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 791,670
Commissions receivable	354,034
Employee and other receivables	40,782
Securities owned, at market value	210,937
Net furniture, equipment, and other improvements	188,749
Deposits	75,022
Refundable income taxes	23,232
Prepaid expenses	48,988
Total Assets	$ 1,733,414

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued sales commissions	$ 331,260
Accounts payable	136,369
Accrued expenses	126,759
Deferred income taxes	12,300
	606,688
Note payable - subordinated	600,000
Total Liabilities	1,206,688
Stockholders' Equity	
Common stock (Class B), $1 par value; 100,000 shares authorized, 10,585 shares issued and outstanding	10,585
Additional paid-in capital	266,640
Retained earnings	249,501
Total Stockholders' Equity	526,726
Total Liabilities and Stockholders' Equity	$ 1,733,414

See notes to financial statements.

ROYAL SECURITIES COMPANY
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

REVENUES	
Commissions	$ 2,163,039
Net dealer inventory and investment gains	299,002
Interest	5,942
Other	18,022
Total revenues	2,486,005
EXPENSES	
Broker commissions	1,266,838
Adminstrative salaries	373,755
Payroll related taxes	123,215
401(k) contribution	40,880
Group insurance	67,424
Other employee benefits	18,495
Clearing fees	96,786
Data communications	109,890
Advertising	45,436
Occupancy	60,596
Depreciation and amortization	26,774
Dues and subscriptions	7,691
Maintenance	17,381
Utilities	7,693
Taxes and licenses	8,132
Regulatory fees	3,582
Legal and professional	32,607
Outside services	10,837
Single business tax	19,241
Postage	19,483
Office supplies	19,639
Interest	6,616
Other	43,883
Loss on disposal of equipment	960
Total expenses	2,427,834
Income before income taxes	58,171
Federal income taxes	2,887
NET INCOME	$ 55,284

See notes to financial statements.

ROYAL SECURITIES COMPANY
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances, January 1, 2003	8,005	$ 8,005	$ 113,455	$ 232,602	$ 354,062
Net income	-	-	-	55,284	55,284
Common stock repurchased and retired	(900)	(900)	-	(38,385)	(39,285)
Issuance of common stock	3,480	3,480	153,185	-	156,665
BALANCES, December 31, 2003	10,585	$ 10,585	$ 266,640	$ 249,501	$ 526,726

See notes to financial statements.

ROYAL SECURITIES COMPANY
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2003

Subordinated borrowings at January 1, 2003	$ -
Increases:	
Issuance of subordinated note	600,000
Subordinated borrowings at December 31, 2003	$ 600,000

See notes to financial statements.

ROYAL SECURITIES COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 55,284
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 26,774	
Loss on disposal of equipment	960	
Change in assets and liabilities:		
(Increase) decrease in commissions receivable	(296,273)	
(Increase) decrease in receivables from non-customers	67,045	
(Increase) decrease in other assets	(10,911)	
(Increase) decrease in securities inventory	(116,582)	
Increase (decrease) in accounts payable and accruals	319,921	
Total Adjustments		(9,066)
Net Cash Provided By Operating Activities		46,218
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment		(31,396)
Net cash acquired in acquisition of Kent King Securities Co., Inc.		511,823
Net Cash Provided By Investing Activities		480,427
CASH FLOWS FROM FINANCING ACTIVITIES		
Common stock repurchased and retired		(39,285)
Proceeds from issuance of common stock		104,096
Net Cash Provided By Financing Activities		64,811
Net Increase in Cash and Cash Equivalents		591,456
Cash and Cash Equivalents, January 1, 2003		200,214
CASH AND CASH EQUIVALENTS, December 31, 2003		$ 791,670

See notes to financial statements.

ROYAL SECURITIES COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE A: **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Business Activity - Royal Securities Company (the "Company") is a securities broker/dealer that introduces transactions and accounts on a fully disclosed basis. Because the company does not carry customer accounts it operates under certain exemptive regulatory provisions. The Company is registered with the Securities and Exchange Commission and the State of Michigan. It is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. Its customers are predominately individuals residing in Western Michigan.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents consist of demand deposits in banks, money market funds, and cash on hand. The Company, at certain times, maintains deposits that exceed insured limits. Management does not consider this a significant risk.

Security Transactions - Security transactions and related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction date.

Securities Owned - Securities owned consists of state and municipal obligations which are reported at quoted market values. Unrealized gains and losses are recognized currently and are included in net dealer inventory and investment gains on the statement of income.

Income taxes - Deferred income tax assets and liabilities are determined by applying the currently enacted tax laws and rates to the cumulative temporary differences between the carrying value of assets and liabilities for financial statements and income tax purposes. Deferred income tax expense or credit is measured by the change in the deferred income tax asset and liability accounts during the year.

Property, Equipment and Depreciation - Property and equipment are stated at cost. Depreciation is computed using straight-line or declining balance methods over the estimated life of the assets.

Advertising Costs - The Company incurred and expensed advertising costs of $45,436 for the year ended December 31, 2003.

NOTE B: **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 at December 31, 2003 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2003 the Company had net capital of $737,664, which was $637,664 in excess of the required amount of net capital. The Company's net capital ratio was .82 to 1.

NOTE C: **FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS**

Furniture, equipment and leasehold improvements are as follows at December 31, 2003:

Leasehold improvements	$ 68,473
Office furniture and equipment	294,291
Computer equipment	41,922
Total	404,686
Less accumulated depreciation	(215,937)
Net furniture, equipment and leasehold improvements	$ 188,749

NOTE D: **SUBORDINATED BORROWINGS**

At December 31, 2003, the Company had a subordinated note to a shareholder for $600,000 issued in connection with the purchase of Kent King Securities Co., Inc., as described in Note I. The note bears interest at an annual rate of 6% and requires interest only payments. Interest payments are due monthly and totaled $6,000 for the year ended December 31, 2003. The note matures on or before October 31, 2006.

NOTE E: **LEASES**

The Company occupies office space under an operating lease agreement expiring April 2006, at a monthly rental rate of approximately $4,700, which is increased annually by the Consumer Price Index. Rental payments under this agreement totaled $51,141 for the year ended December 31, 2003.

The Company also rents office space from a limited liability company whose owner is a relative of a shareholder of Royal Securities Company under an operating lease agreement expiring July 2004, at a current monthly rental rate of $3,917. The lease contains renewal options for 4 consecutive 18 month periods at the current rate increased by the Consumer Price Index. Rent payments under this operating lease totaled $7,834 for the year ended December 31, 2003.

Total rent expense under all leases (including short-term rentals) was $60,595 for the year ended December 31, 2003.

Future minimum lease payments under the non-cancelable operating leases are as follows:

Year ended December 31	Amount
2004	$ 79,554
2005	56,052
2006	18,684
	$ 154,290

NOTE F: **PROVISION FOR INCOME TAXES**

The provision for income taxes consists of the following:

Current	$	(2,088)
Deferred		4,975
	$	2,887

Significant components of the Company's deferred tax liabilities at December 31, 2003 are as follows:

Tax over book depreciation	$	4,950
Book over tax prepaid expenses		7,350
	$	12,300

NOTE G: **RETIREMENT PLAN**

The Company has a 401(k) and profit sharing plan (a "safe-harbor" plan) under which the Company contributes 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions, not to exceed 4% of any employee's wages. The plan covers all full-time employees with at least one year of service. Company matching contributions totaled $40,880 for the year ended December 31, 2003. Profit sharing contributions are at the discretion of the Company and were $-0- for the year ended December 31, 2003.

NOTE H: **STOCK REPURCHASE AGREEMENT**

The Company and its stockholders are parties to an agreement under which the Company is obligated to repurchase the shares from the stockholders upon the stockholder's death, disability, termination of employment, or offer to sell. The purchase price is the net book value of the stock except for termination of employment, whereby, the purchase price is reduced by 20% for each year that the stockholder's employment is less than 5 years. During the year, certain stockholders tendered all or a portion of their shares to the Company. The excess of the redemption price over the par value of the common stock was charged to retained earnings.

ROYAL SECURITIES COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE I: **PURCHASE OF KENT KING SECURITIES COMPANY, INC.**

On November 1, 2003, the Company purchased 100,000 shares (100%) of the outstanding common stock of Kent King Securities Company, Inc. for $1,173,019 (net book value) for the purpose of expanding their business in the Western Michigan area. The purchase method was used to account for the acquisition. The purchase price was allocated as follows:

Cash	$ 911,823
Commissions receivable	31,140
Employee and other receivables	91,958
Net furniture, equipment, and other improvements	95,925
Deposits	50,012
Refundable income taxes	16,857
Prepaid expenses	11,060
Accounts payable	(12,170)
Accrued expenses	(23,586)
	$ 1,173,019

Payment consisted of a $400,000 cash down payment, issuance of $52,569 (1,100 shares) of Royal Securities Company common stock, issuance of a $120,450 account payable, and issuance of a note for the $600,000 balance as discussed in Note D.

Kent King Securities Co., Inc. was immediately dissolved and merged into Royal Securities Company.

The accompanying financial statements include operations of the former Kent King Securities Co., Inc. for the two months ended December 31, 2003.

NOTE J: **RELATED PARTY TRANSACTIONS**

The Company has a note payable to a shareholder as described in Note D.

The Company has an account payable to a shareholder of $120,450 as of December 31, 2003.

The Company has an account receivable from the same shareholder of $30,713 as of December 31, 2003.

The Company rents office space from a limited liability company whose owner is a relative of a shareholder of Royal Securities Company, as described in Note E.

ROYAL SECURITIES COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE K: **CASH FLOW INFORMATION**

Cash paid for interest was $6,616 in the year ended December 31, 2003

Cash paid (refunded) for income taxes was ($24,838) in the year ended December 31, 2003.

Non-cash activity consisted of the acquisition of Kent King Securities Co., Inc. as follows:

Working capital other than cash	$ 137,342
Furniture, equipment and other improvements	95,925
Other assets	27,929
Issuance of account payable	(120,450)
Issuance of subordinated note	(600,000)
Issuance of common stock (1,100 shares)	(52,569)
Net cash paid (acquired) in acquisition of Kent King Securities Co., Inc.	$ (511,823)

SUPPLEMENTARY SCHEDULE

ROYAL SECURITIES COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Total Stockholders' Equity	$ 526,726
Add	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	600,000
Total capital and allowable subordinated liabilities	1,126,726
Deductions	
Non-allowable assets	
Non-customer receivables	39,683
Furniture, equipment and leasehold improvements	188,749
Prepaid expenses and other	72,345
Total Deductions	300,777
Net capital before haircuts on securities positions	825,949
Haircuts on securities positions	
Trading and investment securities	
Money market account	545
State and municipal obligations	7,854
Corporate obligations	79,886
Undue concentration	-
Total haircuts on securities positions	88,285
NET CAPITAL	$ 737,664

ROYAL SECURITIES COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2003

Aggregate indebtedness

Accounts payable and other liabilities	$ 606,688

Computation of basic net capital requirement

Minimum net capital required	$ 100,000
Excess net capital	$ 637,644
Excess net capital at 1500%	$ 697,218
Excess net capital at 1000%	$ 676,975
Ratio: Aggregate indebtedness to net capital	.82 to 1

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2003).

Net capital as reported in company's Part II (unaudited) FOCUS report	$ 780,813
Difference due to offsetting assets against liabilities	(16,857)
Audit adjustments to record additional payables and accruals	(17,249)
Audit adjustments to record additional revenues	86,206
Audit adjustments to record additional compensation	(93,020)
Other audit adjustments - net	(2,229)
Net capital per previous page	$ 737,664

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants and Consultants

Calvin Scholma
Richard Shumaker
Kenneth Scholma
Michael Brandsen
Emil Sabolish, Jr.
David Nienhuis
Harris Kiekover

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

January 30, 2004

Stockholders and Board of Directors
Royal Securities Company
Grandville, Michigan

In planning and performing our audit of the financial statements of Royal Securities Company (the "Company") for the year ended December 31, 2003, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kiekover, Scholma & Shumaker, PC

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants